UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G/A

               Under the Securities and Exchange Act of 1934
                             (Amendment No. 4)

                       American Retirement Corporation
              ------------------------------------------------

                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   --------------------------------------

                       (Title of Class of Securities)

                                 028913-10-1
              ------------------------------------------------
                               (CUSIP Number)

                                June 11, 2003
              ------------------------------------------------
           Date of Event Which Requires Filing of this Statement

   Check the appropriate box to designate the rule pursuant to which this
                             Schedule is filed:

            / / Rule 13d-1(b) /X/Rule 13d-1(c) / / Rule 13d-1(d)

CUSIP No.  028913-10-1                    13G                Page 2 of 13 Pages

(1)  Name of Reporting Persons.

     LB/HRC Bond Investors LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

CUSIP No.  028913-10-1                    13G               Page 3 of 13 Pages

(1)  Name of Reporting Persons.

     LB/HRC Bond Investors II LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

CUSIP No.  028913-10-1                    13G                Page 4 of 13 Pages

(1)  Name of Reporting Persons.

     LB Bond Investors LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

CUSIP No.  028913-10-1                    13G                Page 5 of 13 Pages

(1)  Name of Reporting Persons.

     LB Bond Investors II LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

CUSIP No.  028913-10-1                    13G                Page 6 of 13 Pages

(1)  Name of Reporting Persons.

     PAMI LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

CUSIP No.  028913-10-1                    13G                Page 7 of 13 Pages

(1)  Name of Reporting Persons.

     Property Asset Management Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

CUSIP No.  028913-10-1                    13G                Page 8 of 13 Pages

(1)  Name of Reporting Persons.

     Lehman ALI Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

CUSIP No.  028913-10-1                    13G                Page 9 of 13 Pages

(1)  Name of Reporting Persons.

     Lehman Brothers Holdings Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          -0-

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     -0-

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              -0-

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  0%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

Background
----------

This statement on Schedule 13G/A amends the statement on Schedule 13G filed by the reporting persons on January 22, 2001 (the "Original 13G"), the amended Schedule 13G filed by the reporting persons on February 8, 2002 (the "13G/A No. 1"), the amended Schedule 13G filed by the reporting persons on February 12, 2002 (the "13G/A No. 2") and the amended Schedule 13G filed by the reporting persons on February 14, 2003 (the "13G/A No. 3").

During 2000, (i) LB/HRC Bond Investors LLC, a joint venture between HRC Bond Investors LLC (an Oregon limited liability company) ("HRC Bond Investors LLC") and LB Bond Investors LLC and (ii) LB/HRC Bond Investors II LLC, a joint venture between HRC Bond Investors LLC and LB Bond Investors II LLC, purchased 5 3/4% convertible subordinated debentures due 2002 (the "ACR Bonds") of the issuer, American Retirement Corporation.

The Filing Persons disclaim the existence of a group pursuant to Rule 13d-5 with HRC Bond Investors LLC, and any or all of its members or affiliates including: Columbia Pacific Growth Fund Y2K, Limited Partnership, a Washington limited partnership: Daniel R. Baty, William E. Colson, Norman
L. Brenden, Patrick F. Kennedy, Thilo D. Best and Holiday Retirement Corp., an Oregon corporation (collectively, with HRC Bond Investors LLC, the "HRC Investors").

Pursuant to transactions disclosed in the Original 13G and the subsequent amendments thereto, including the exchange of the ACR Bonds for Series B Notes of the Issuer, on September 26, 2002, each of which are convertible into shares of the Issuer's Common Stock at a conversion price of $2.25 per share. LB/HRC Bond Investors LLC was the actual owner of $1,008,000 worth of Series B Notes and LB/HRC Bond Investors II, LLC was the actual owner of $2,605,440 worth of Series B Notes. Under the rules and regulations of the Securities and Exchange Commission, LB Bond Investors LLC may have been deemed to be the beneficial owner of the $1,008,000 worth of Series B Notes actually owned by LB/HRC Bond Investors LLC, LB Bond Investors II LLC may have been deemed to be the beneficial owner of the $2,605,440 worth of Series B Notes actually owned by LB/HRC Bond Investors II LLC, and PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. may have been deemed to be the beneficial owner of the $3,613,440 worth of Series B Notes actually owned collectively by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II, LLC.

On April 10, 2003, LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC were each dissolved by their members by unanimous consent. As a result of the satisfaction of the members' respective interests under the terms of the LLC Agreement, LB Bond Investors LLC received $806,000 worth of Series B Notes, LB Bond Investors II LLC received $2,269,440 worth of Series B Notes, and HRC Bond Investors LLC received $538,000 worth of Series B Notes.

On May 15, 2003, LB Bond Investors LLC and LB Bond Investors II LLC voluntarily exchanged their Series B Notes, in accordance with their terms, for Common Stock of the Issuer. LB Bond Investors LLC received 358,222 shares of Common Stock of the Issuer and LB Bond Investors II LLC received 1,008,640 shares of Common Stock of the Issuer.

From May 15, 2003 through June 11, 2003, all of the Common Stock held by LB Bond Investors LLC and LB Bond Investors II LLC were sold on the open market.

Other than as set forth above, the information in this filing with respect to the HRC Investors is, to the best of the Filing Persons' knowledge, accurate as February 19, 2003, the date on which HRC Investors filed a
Schedule 13G with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1.

(a)       NAME OF ISSUER:   American Retirement Corporation

(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               111 Westwood Place, Suite 200

               Brentwood, TN   37027

Item 2.

(a, b, c) NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF
          PERSONS FILING (the "Filing Persons"):

          The principal place of business of all of the filing persons is: c/o Lehman Brothers Holdings Inc., 745 Seventh Avenue, New York, New York 10019:

          (i) LB/HRC Bond Investors LLC, a Delaware limited liability company*.

          (ii) LB/HRC Bond Investors II LLC, a Delaware limited liability company*.

          (iii) LB Bond Investors I LLC, a Delaware limited liability company.

          (iv) LB Bond Investors II LLC, a Delaware limited liability company.

          (v)    PAMI LLC, a Delaware limited liability company.

          (vi)   Property Asset Management Inc., a Delaware corporation.

          (vii)  Lehman ALI Inc., a Delaware corporation.

          (viii) Lehman Brothers Holdings Inc., a Delaware corporation.

          * This entity has now been dissolved, as more fully described under "Background".

(d)       TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
          share ("Common Stock")

(e)       CUSIP NUMBER:  028913-10-1

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

               See responses to Item 12 of the Cover Pages.

Item 4.        OWNERSHIP:

               See responses to Items 5, 6, 7, 8, 9, and 11 of the Cover
               Pages.

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following [X].

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               See Exhibit A.

Item 9.        NOTICES OF DISSOLUTION OF GROUP:

               Not Applicable.

Item 10.       CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 20, 2003

                              LB Bond Investors LLC

                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory


                              LB Bond Investors II LLC

                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory

                              PAMI LLC

                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory


                              Property Asset Management Inc.


                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory


                              Lehman ALI Inc.

                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory


                              Lehman Brothers Holdings Inc.


                              By: /s/ Barrett DiPaolo
                                  ---------------------------------------
                                    Name:  Barrett DiPaolo
                                    Title: Authorized Signatory